CELLECTAR BIOSCIENCES, INC.

100 Campus Drive

Florham Park, New Jersey 07932

October 26, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Ms. Cindy Polynice

Re: Acceleration Request for Cellectar Biosciences, Inc.

Registration Statement on Form S-3 (File No. 333-274880)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cellectar Biosciences, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-274880 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on October 30, 2023, or at such later time as the Company or its counsel may request from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651 or ihajdu@sidley.com.

Very truly yours,
/s/ Chad J. Kolean
Chad J. Kolean
Chief Financial Officer

cc:	James V. Caruso
Asher M. Rubin
Istvan A. Hajdu
Kostian Ciko